Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
TOTAL VOTING RIGHTS
London, 4 June 2010 — Randgold Resources Limited announces that, in accordance with FSA’s Disclosure Rules and Transparency Rules, its issued share capital at 31 May 2010 consists of 90,565,098 (ninety million five hundred and sixty five thousand and ninety eight) ordinary shares of US$0.05 each.
Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 7,200 (seven thousand two hundred) issued ordinary shares in Treasury. In addition, 81,506 (eighty one thousand and five hundred and six) ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”) are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto, who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.
Therefore, the total number of voting rights in the Company is 90,476,392 (ninety million four hundred and seventy six thousand three hundred and ninety two).
The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com